Exhibit 10.1

Confidential

June 22, 2019

Mr. David H. Mowry

1185 Acorn Trail

Lake Forest, Illinois 60045

Via Email: Dave_Mowry@msn.com

Dear Mr. Mowry:

It is with great pleasure that the Board of Directors of Cutera, Inc. (the “Board”) would like to extend you an offer to join Cutera, Inc. (the “Company” or “Cutera”). It is our belief that your industry knowledge, extensive experience, and proven skills will favorably contribute to the future of Cutera.

We are offering you the position of Chief Executive Officer reporting directly to the Board. We would like a start date of July 8, 2019.

Your compensation package shall include the following:

1)

Annual salary of $650,000, payable to you semi-monthly at $27,083.33 per pay period, in accordance with the Company’s standard payroll practices, and less applicable payroll and tax deductions. You should note that the Company may modify job titles, salaries and benefits from time to time as it deems necessary.

2)	Participation in Company Bonus Plans:

o

Discretionary Management Bonus Plan at a 80% of your annual salary (or $520,000), target level. This plan is discretionary and shall be based on the 2019 Bonus Plan as approved by the Board and prorated for calendar year 2019 based on the portion of the year during which you are employed with the Company.

The existence and amount paid, if any, under these discretionary plans will at all times remain subject to Cutera’s sole discretion and any payment ever made under these discretionary plans do not guarantee any further payment.

3)	Equity Compensation: Subject to Board approval, the Company will grant you the following equity awards:

a)	New Employee Grant:

Restricted Stock Units (“RSUs”) covering a number of shares of the Company’s common stock based on a value of $1,250,000. The actual number of shares subject to these RSUs is expected to be determined by dividing such value by the volume weighted average stock price of the Company’s common stock over the fifty (50), consecutive, trading days immediately preceding (and exclusive of) the first day of your employment with the Company (your “Start Date” and such average price, the “Applicable Stock Price”); and

Performance-based Restricted Stock Units (“PSUs”) covering a number of shares of the Company’s common stock at target performance equal to $1,250,000 divided by the Applicable Stock Price.

These RSUs will be scheduled to vest as to 25% of the shares subject to the RSUs on the one-, two-, three- and four-year anniversaries of your Start Date, subject to your continued employment with us through the applicable vesting date. These PSUs will be scheduled to vest generally over a 3.5-year period, commencing from your Start Date, based on your continued service with the Company through the applicable vesting dates as determined by the Board, and vesting of these PSUs further will be subject to achievement of specified performance metrics, generally contemplated to be as follows.

Achievement of the Company’s Annual Operating Budget for Non-GAAP Operating Margin, as determined by the Board, and measured over the following performance periods: (i) 15% of the target number of these PSUs will be subject to performance achievement during the period beginning on your employment start date and ending December 31, 2019, (ii) 25% of the target number of these PSUs will be subject to performance achievement during the Company’s 2020 fiscal year, (iii) 30% of the target number of these PSUs will be subject to performance achievement during the Company’s 2021 fiscal year, and (iv) 30% of the target number of these PSUs will be subject to performance achievement during the Company’s 2022 fiscal year. Achievement of the applicable performance metrics for the performance period will result in a percentage of the target number of these PSUs allocated to that performance period vesting, subject to your continued service through the date that the Board certifies the applicable performance achievement, as follows:

Achievement of Performance Metric at:	Percentage of Target Number of New Employee Grant PSUs allocated to Performance Period that Become Eligible to Vest
Less than 91%	0%
Equal to or greater than 91% but less than 100%	85%
Equal to or greater than 100% but less than 106%	100%
Equal to or greater than 106% but less than 126%	125%
Equal to or greater than 126%	150%

In the event that a Change of Control (as defined in your Change of Control and Severance Agreement, as discussed further below) occurs while these PSUs still remain outstanding and subject to achievement of the applicable performance metrics, then as of immediately prior to the Change of Control, the portion of these PSUs allocated to the performance period in which the Change of Control occurs will be deemed to have met the applicable performance metrics at the target level and such portion will be scheduled to vest on the last day of such performance period, subject to your continued employment through that date. In such event, for purposes of your Change of Control and Severance Agreement, such portion of the award will be considered to be time-based vesting. Any other remaining portion of these PSUs for which the performance period has not yet commenced prior to the Change of Control will terminate automatically as of immediately prior to the Change of Control.

b)

Annual Equity Grants for 2020 (to be granted in 2020 generally at the same time as annual equity grants are granted to senior executives, and subject to employment with the Company through such grant date):

i)

RSUs: RSUs covering a number of shares of the Company’s common stock (equivalency of approximately $400,000, divided by the volume weighted average stock price of the Company’s common stock over the fifty (50), consecutive, trading days immediately preceding (and exclusive of) the grant date of the RSUs). These RSUs will be scheduled to vest generally over a three-year period, commencing the RSUs’ date of grant, based on your continued service with the Company through the applicable vesting dates as determined by the Board.

ii)

Performance Stock Units (“PSUs”): PSUs covering a number of shares of the Company’s common stock at target performance (equivalency of approximately $400,000, divided by the volume weighted average stock price of the Company’s common stock over the fifty (50), consecutive, trading days immediately preceding (and exclusive of) the grant date of the PSUs). Vesting of these PSUs shall be contingent on the achievement of certain Company performance goals to be established by the Board for the Company’s 2020 fiscal year and continued service through applicable dates determined by the Board. In the event that a Change of Control (as defined in your Change of Control and Severance Agreement, as discussed further below) occurs while these PSUs still remain outstanding and subject to achievement of the applicable performance metrics, then as of immediately prior to the Change of Control, the portion of these PSUs allocated to the performance period in which the Change of Control occurs will be deemed to have met the applicable performance metrics at the target level and such portion will be scheduled to vest on the last day of such performance period, subject to your continued employment through that date. In such event, for purposes of your Change of Control and Severance Agreement, such portion of the award will be considered to be time-based vesting. Any other remaining portion of these PSUs for which the performance period has not yet commenced prior to the Change of Control will terminate automatically as of immediately prior to the Change of Control.

Any equity awards described above that are granted to you shall be subject to the terms and conditions of the Company’s 2019 Equity Incentive Plan and applicable standard form of award agreement thereunder, including vesting requirements. No right to any stock is earned or accrued until such time that vesting occurs, nor does the grant confer any right to continue vesting or employment.

4)	Change of Control and Severance Agreement (the “Severance Agreement”):

Attached is a Severance Agreement that sets forth the detailed benefits that you may become entitled to receive in the event of a termination of your employment under certain circumstances. The following is a brief summary of the key severance benefits:

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If you are terminated by the Company without “Cause” (and other than due to your death or disability) not in connection with a Change of Control (“COC”) (as defined in the Severance Agreement), then you would be entitled to receive a lump sum cash payment equal to twelve (12) months of your then-current annual base salary at the time of termination, 100% of the actual bonus paid to you in the prior fiscal year of the Company, and an amount equal to the product of (x) 12 months multiplied by (y) the amount of the premiums payable for your first month of continued health coverage premiums under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) (without regard to whether you elect continued coverage under COBRA).

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If you are terminated by the Company without Cause (and other than due to your death or disability) or if you resign for “Good Reason,” and the termination occurs during the period beginning 3 months prior to the date of the COC and ending 12 months after the date of the COC (commonly referred to as “double trigger”), then you will receive (a) a lump sum cash payment equal to twelve (12) months of your then-current annual base salary at the time of termination, 100% of actual bonus paid to you in the prior fiscal year of the Company, and an amount equal to the product of (x) 12 months multiplied by (y) the amount of the premiums payable for your first month of continued health coverage premiums under COBRA (without regard to whether you elect continued coverage under COBRA), and (b) full vesting acceleration with respect to your then-outstanding, time-based vesting equity awards.

Please note that your receipt of any and all severance or Change of Control benefits or payments will be subject to your signing and not revoking a separation agreement and release of claims in a form reasonably satisfactory to the Company (the “Release”) and provided that such Release becomes effective and irrevocable no later than sixty (60) days following the termination date (such deadline, the “Release Deadline”).

5)

Relocation Allowance: We are also offering you reimbursement of relocation expenses for your move from Lake Forest, Illinois to Brisbane, California or within the San Francisco Bay Area, up to a maximum reimbursement of $150,000, if you relocate within eighteen (18) months of your start date. We will only reimburse you for these expenditures once you submit valid receipts to the Company and only if you are an employee of the Company on the date of reimbursement or payment by the Company. Relocation expenses that are taxable must be substantiated in writing (by valid receipts or any other reasonable method of invoicing, showing proof of payment for an eligible relocation cost) within thirty (30) days any such relocation expense is incurred. Any such relocation expense will be reimbursed to you via check or electronic funds transfer by the thirtieth (30th) day following the date of receipt by the Company of your written substantiation.

Sign-On Bonus: We are also offering you a one-time sign-on bonus of $100,000, less applicable withholdings, which will be paid to you within thirty (30) days of your Start Date (the “Sign-On Bonus”). If 1) you have not relocated to Brisbane, California or within the San Francisco Bay Area within eighteen (18) months of your start date, or 2) you terminate your employment with the Company within eighteen (18) months of your Start Date, then you will be required to repay to the Company the gross amount of the Sign-On Bonus no later than thirty (30) days following the date of termination of your employment with the Company. Employment Eligibility Verification: For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

Benefits: The Company provides competitive benefits including medical, dental, vision, EAP, flexible spending, 401(k) retirement savings employer matching, discounted Employee Stock Purchase Plan, and life insurance.

Paid Time Off (PTO): You will be entitled to four (4) weeks of PTO per year (PTO hours are accrued per pay period) capped at six (6) weeks, in accordance with the Company’s PTO policy.

At Will Employment: You understand and acknowledge that your employment with the Company is for an unspecified duration and constitutes "at-will" employment. This means that the Company or you may terminate your employment relationship with the Company at any time, with or without cause and with or without notice. The at-will nature of this employment relationship cannot be modified except expressly in a signed writing by the Company’s president.

Proprietary Information Agreement: As a condition of your employment, you must sign the Company’s standard Employee Proprietary Information Agreement. This offer letter, and the Employee Proprietary Information Agreement, constitute the entire agreement between the Company and you relating to your employment with the Company, and supersede all prior and contemporaneous discussions and understandings.

Conflicting Obligations: We also ask that, if you have not already done so, you disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or limit the manner in which you may be employed. It is the Company’s understanding that any such agreements will not prevent you from performing the duties of your position and you represent that such is the case. Moreover, you agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company. Similarly, you agree not to bring any third party confidential information to the Company, including that of your former employer, and that in performing your duties for the Company you will not in any way utilize any such information. As discussed with you, the Company acknowledges that you will remain a board member of Alphatec Holdings Inc., only until, at the Cutera Board’s sole discretion, you are asked by Cutera's Board to resign, to the extent permissible under applicable law. The Board agrees to reassess such a decision within twenty-four (24) months.

New Hire Orientation: Your new hire orientation will occur at 10:00 am on your start date. Please complete the forms enclosed in your new hire packet and bring the packet with you to this orientation. In addition, please bring applicable original documents as listed on the “Employment Eligibility Verification” form.

Background Check: The Company reserves the right to conduct background investigations and/or reference checks on all of its potential employees. Your job offer, therefore, is contingent upon a clearance of such a background investigation and/or reference check, if any.

This offer will remain open until 5:00 p.m. PST on June 24, 2019, with final approval made through Board resolution on or about July 1, 2019. We believe that your enthusiasm and past experience will be an asset to our Company and that you will have a positive impact on the organization. Please acknowledge your acceptance of this offer by signing below and emailing it to me at Greg@gregoryabarrett.com by the stated deadline.

We are looking forward to your joining the Cutera team!

Sincerely,

/s/ Greg Barrett	6/22/19

Greg Barrett

For the Cutera Board of Directors

Offer Accepted By:

David Mowry	June 22, 2019
David H. Mowry	Date